BARBARA K. CEGAVSKE

Secretary of State

202 North Carson Street

Carson City, Nevada 89701-4201

(775) 684-5708

Website: www.nvsos.gov

Certificate of Amendment
(PURSUANT TO NRS 78.385 and 78.390)

Certificate of Amendment to Articles of Incorporation

For Nevada Profit Corporations

(Pursuant to NRS 78.385 and 78.390 - After Issuance of Stock)

1. Name of Corporation:

PREMIER HOLDING CORPORATION

2. The articles have been amended as follows:

FOURTH: Authorized Shares

1. The total number of shares of stock of all classes which the Corporation shall have authority to issue is One Billion Four Hundred Fifty Million (1,450,000,000) of which Fifty Million (50,000,000) shall be shares of Preferred Stock with a par value of $0.001 per share (“Preferred Stock”), and One Billion Four Hundred Million (1,400,000,000) shall be shares of Common Stock with a par value of $0.0001 per share (“Common Stock”).

3. The vote by which the stockholders holding shares in the corporation entitling them to exercise at least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the articles of incorporation* have voted in favor of the amendment is:         53.11%

4. Effective date and time of filing:      Date:      8/14/17                    Time:     11:37

5. Signature: /s/ Randall Letcavage

* If any proposed amendment would alter or change any preference or any relative or other right given to any class or series of outstanding shares, then the amendment must be approved by the vote, in addition to the affirmative vote otherwise required, of the holders of shares representing a majority of the voting power of each class or series affected by the amendment regardless to limitations or restrictions on the voting power thereof.